SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2016

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

G. Willi-Food International Ltd. (the “Company”) announced today as follow:

1.
On August 11, 2015, the Company’s compensation committee (the “Compensation Committee”) and on August 18, 2015, its board of directors (the “Board”) approved, in accordance with the Israeli Companies Regulations (Relief for Transactions with Interested Parties) of 2000 (the “Regulations”), the inclusion of Mr. Gegory Gurtovoy, Co-Chairman and indirect controlling shareholder, and Mr.  Oleksander Adveyev (collectively, the “Directors”), from July 28, 2015, the date of their appointment as directors of the Company, under the Company’s existing directors’ and officers’ liability insurance policy, as described below (the “Policy”).

The Policy covers the liability of directors and officers of the Company, including in their capacity as directors or officers of the Company’s subsidiaries, for the period commencing on May 18, 2015 and ending on May 17, 2016. The coverage amount under the Policy and the yearly premium to be paid by the Company for the Policy are US$10,000,000 and US$40,000, respectively.

In addition, the Compensation Committee and the Board further approved the inclusion of the Directors in future policies covering the liability of directors and officers of the Company, including in their capacity as directors or officers of the Company’s subsidiaries, as may be from time to time, in accordance with the compensation policy approved by Company shareholders on November 28, 2013, pursuant to which the amount of maximum insurance coverage under such policies shall not exceed US$15,000,000 and the yearly premium to be paid by the Company for such policies shall not exceed US$100,000 (the "Future Policies").

The inclusion of Mr. Gurtovoy and Mr. Adveyev under the Policy and the Future Policies are in accordance with the provisions of Section 1B(5) and 1B1, respectively, of the Regulations.

The Compensation Committee and Board determined the following: (a) the terms of the Policy are in accordance with the Company’s compensation policy; (b) the coverage of the Directors' liabilities under the Policy is identical to the coverage of the liabilities of all other directors and officers of the Company under the Policy; (c) the terms of the coverage of the Directors' liabilities under the Policy are on market terms; and (d) the coverage of the Directors' liabilities under the Policy may not substantially influence the Company’s profitability, assets or liabilities.

2.
On November 10, 2015, the Compensation Committee and on November 12, 2015, the Board approved, in accordance with Section 1B1 of the Regulations, the inclusion of Mr. Ilan Admon, from September 8, 2015, the date of his appointment as a director of the Company, under the Policy and in addition, in Future Policies, all as described in Section 1 above and with the same reasons set forth in Section 1 above.

3.
On November 24, 2015, the Compensation Committee and on November 26, 2015, the Board approved, in accordance with Section 1B1 of the Regulations, the inclusion of Mr. Pavel Buber, the Company's CFO, under the Policy and in addition, in Future Policies, all as described in Section 1 above and with the same reasons set forth in Section 1 above.

4.
On December 3, 2015, and on December 6, 2015 the Compensation Committee and the Board, respectively, approved, in accordance with Section 1B1 of the Regulations, the inclusion of Mr. Iram Greiver, from December 15, 2015, the date of his appointment as the Company's CEO, under the Policy;  and in addition, in Future Policies, all as described  in Section 1 above and with the same reasons set forth in Section 1 above.

In light of the above, pursuant to Section 1B(5) of the Regulations with regard to Mr. Gurtovoy and Section 1B1 of the Regulations with regard to Mr. Adveyev, Mr. Admon,  Mr. Greiver, and Mr. Pavel Buber the approval of the inclusion of the Directors, the Company's CEO and CFO in the Policy and in Future Policies does not require approval of the Company's shareholders. Nevertheless, under Section 1C of the Regulation, each shareholder or group of shareholders that holds at least 1% of the Company’s issued share capital or voting rights is entitled to object to the approval of the inclusion of the Directors and/or the Company's CEO and/or CFO in the Policy and in Future Policies; provided, however, that such objection has been submitted to the Company within 14 days as of the date of this report on Form 6-K. If such objection is received by the Company within such 14-day period, the approval of the inclusion of the Directors in the Policy and in Future Policies, be will require shareholders’ approval pursuant to Section 273 or 275, as applicable, of the Israeli Companies Law of 1999.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: January15, 2016	By:	/s/ Pavel Buber
Name: Pavel Buber
Title: CFO